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                             February 15, 2024

       Varton Berian
       Chief Executive Officer
       Certiplex Corporation
       663 Rancho Santa Fe Rd Suite 628
       San Marcos, CA 92078

                                                        Re: Certiplex
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 26,
2024
                                                            File No. 333-274531

       Dear Varton Berian:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 3 and reissue it in part. Please revise here and elsewhere as
appropriate to explicitly define "Business Ready Opportunities."
       Business Modules, page 22

   2. We note your response to prior comment 6. Please further elaborate upon the cost of a business module to the
purchaser, how the purchaser of a module is related (or not) to your company after
purchase (for example as an independent contractor, franchisee or otherwise), and how
both the purchaser and you earn revenue through such business modules. In addition,
explain how you provide businesses that have. . . products or services already built
in." For example, explain whether this means that you established, operated or otherwise
participated in the businesses of the identified business modules
 Varton Berian
Certiplex Corporation
February 15, 2024
Page 2
         prior to selling them; disclose whether the sale of such modules included the sale of assets; describe the state of the identified module businesses at the time you sold them;
         and disclose whether you supply the products sold in such businesses.
3. As it appears that an agreement may have been made between you and Candy That Cares, and/or that Ms. Berian operates both businesses, it continues to appear that disclosure is required under Item 404 of Regulation S-K; please revise or provide us with your analysis as to why such disclosure is not required. Further, with respect to the Candy That Cares module, explain whether, in the case of a purchaser of a module that advertises "charity vending," you oversee whether the purchase does, in fact, donate any of the proceeds to charity.
Description of Business
Pro Sun Lights, page 22

4. We note your response to prior comment 7 and reissue it in part. Please revise here to further disclose the material terms of the licensing agreement, including the material obligations of both parties and termination provisions. Refer to Item 601(b)(10) of
         Regulation S-K.
Executive Compensation, page 25

5. Please update this section for the most recently completed fiscal year. Refer to Item 402 of
         Regulation S-K.
Notes to the Financial Statements
Stock Based Compensation, page 41

6. We note your response to prior comment 10. Please revise here to clearly state that currently, there is no Employee Stock Purchase Plan in effect, but that you plan on developing such a plan in the event that further employees are added. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at
202-551-3222 with
any questions.



FirstName LastNameVarton Berian                                Sincerely,
Comapany NameCertiplex Corporation
                                                               Division of
Corporation Finance
February 15, 2024 Page 2                                       Office of Trade
& Services
FirstName LastName